GREAT CHINA MANIA HOLDINGS, INC.

Rm. 1902, 19/F Kodak House II

321 Java Road, North Point

Hong Kong

November 10, 2014

John Dana Brown

Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Great China Mania Holdings, Inc.

Pre-effective Amendment 4 to Registration Statement on Form S-1

Filed November 11, 2014

File No. 333-198211

Dear Mr. Brown:

Below are Great China Mania Holdings, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated November 7, 2014.  On November 11, 2014, we transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form S-1.

Description of Business, page 15

Current Corporate Structure, page 15

1.

Please review the diagrams here and on page 2 to disclose the ownership percentages of each entity shown.  Please file any related shareholder agreements as exhibits and disclose the material terms of those agreements including any profit sharing arrangements.  In addition, to the extent that you have already established the subsidiaries pursuant to your shareholder agreements with Bong Kok Hoong and Darren Kong, please revise to include these subsidiaries in the diagram.

We have amended the disclosure to provide appropriate disclosure.  We have previously filed as exhibits both agreements with conformed signatures of the parties to the agreements regarding Bong Kok Hoong and Darren Kong.  The company put out appropriate Form 8-K’s regarding both agreements.

We have not modified the corporate diagram as both agreements have not been fully completed.  The subsidiaries have not been established and the Company believes it will take a minimum of sixty (60) days to fully implement the agreements and establish the subsidiaries.  We have included some additional disclosure regarding the diagrams and ownership.  The language added now is incorporated in the disclosure as follows:

“The Company owns 100% of one wholly owned subsidiary named Super China Global Limited, a British Virgin Islands (BVI) company. Super China Global Limited has four (4) subsidiaries: 1) GMEH, a Hong Kong company incorporated on February 18, 2011; 2) GMEV, a Hong Kong company incorporated on June 1, 2011, 3) 3A Pictures Limited F/K/A Number 5 Asia Management Limited (“#5”), a Hong Kong company incorporated on December 30, 2013 and amended on May 30, 2014 and 4) GMED, a Hong Kong company incorporated on January 24, 2014.  The following diagram provides a clear picture of our corporate structure.  Super China Global Limited owns 100% of the stock in each of its four (4) subsidiaries.”

We have added extensive disclosure regarding the terms of the agreements with Bong Kok Hoong and Darren Kong.  Please see the response to comment 2 below.

General Description of Current Business, page 15

2.

We note your response to our prior comment 1 and reissue in part.  Please disclose the material terms of your shareholder agreements with Bong Kok Hoong and Darren Kong, including the common and preferred stock dividends to be paid, the proportions of those payments based on equity ownership, and the common and preferred equity ownership percentages of each of the parties.

For clarity of our disclosure we have provided a lengthy discussion regarding the material terms of the agreements.  Our discussion now reads as follows.

Subsidiaries to be established

GMEC has entered into two (2) agreements with parties to establish operating subsidiaries in Sydney, Australia; Shanghai, China; Malaysia; and Hong Kong.  While we have entered into these agreements and filed the appropriate 8-K reports, the parties are still performing the appropriate diligence necessary to establish the operational subsidiaries.  We anticipate that these new subsidiaries will be operational within the next sixty (60) days.

Due to the establishment of one (1) of the subsidiaries in Shanghai and the documentation necessary for the Chinese authorities to approve this subsidiary we believe that the opening of this subsidiary may take longer than the anticipated sixty (60) days for the other subsidiaries to be formed.

When these subsidiaries are operational there will be a split profit sharing for each subsidiary.  Darren Kong’s shareholder agreement calls for the two subsidiaries owned by him and GMEC to be the same share ownership structure.  Darren Kong will own 49% of the common stock and 100% of the preferred shares.  The profit sharing will be based on GMEC receiving 51% of the common stock dividend and Darren Kong receiving 49% of the common stock dividend.  Darren Kong will receive 100% of the preferred stock dividend.  The net income shall be distributed twice a year.

The operation of both the Shanghai and Sydney operational entities will be the responsibility of Darren Kong.  He shall have the sole authority to appoint additional officers and directors of the subsidiaries in Sydney and Shanghai.  Mr. Kong shall contribute a minimum of 360,000 RMB ($58,785 USD) and GMEC shall contribute its TaoBao Girls project.

Bong Kok Hoong’s shareholder agreement calls for the two subsidiaries owned by him and GMEC to be the same share ownership structure.  Bong Kok Hoong will own 49% of the common stock and 100% of the preferred shares.  The profit sharing will be based on GMEC receiving 51% of the common stock dividend and Bong Kok Hoong receiving 49% of the common stock dividend.  Bong Kok Hoong will receive 100% of the preferred stock dividend.  The net income shall be paid once a year.  Mr. Hoong shall contribute a minimum of 800,000 MYR ($239,100 USD) and GMEC shall contribute management consulting services.

Both Darren Kong and Bong Kok Hoong have agreed to a restriction on the sale of any of the shares in the subsidiaries, both common and preferred.  The following terms have been set forth regarding the common and preferred shares.

The parties will not, without the unanimous consent of all the shareholders, do any of the following: (i) issue additional Common Stock of any class or any securities convertible into Common Stock of any class; (ii) merge or participate in a Common Stock exchange with any other corporation; or (iii) sell, lease, mortgage, or otherwise transfer all or substantially all of the assets of the Subsidiaries for any consideration other than cash.

In the event the shareholders agree to issue additional Common Stock or securities convertible into Common Stock, then each of the shareholders shall have the right to purchase any such securities so offered, at a future date, in proportion to his current respective interest in the Subsidiary at the time of such offer.

No Common Stock shall be voluntarily sold, pledged, hypothecated, or otherwise transferred or permitted to be transferred in any manner or by any means whatsoever except as follows:

Any shareholder intending to transfer any Common Stock, shall first offer such Common Stock for sale at the Purchase Value to the Subsidiary for a period of thirty (30) days, and then, to the extent such offer is rejected by the Subsidiary within that period, such Common Stock has been offered for sale at the Purchase Value for a period of ten (10) days to all other shareholders in proportion to the number of such Common Stock held by them.  Each such offer shall be in writing and shall specify the amount of Common Stock being offered, the name and address of each person to whom such Common Stock is proposed to be transferred, and the price per share and other terms upon which each such transfer is intended to be made; and each such offer may be accepted by the offeree in whole or in part at any time during the continuance of the offer.  If any Common Stock is not purchased pursuant to the aforesaid offer(s), the offeror shall for a period of ninety (90) days thereafter be free to transfer such Common Stock to the person or persons so named at the price per share and upon the other terms so named; provided that any such transferee of the Common Stock shall thereafter be bound by all of the provisions of this Agreement.

Whenever under this Agreement the Subsidiary or the shareholders exercise any option or right to redeem or purchase Common Stock of any shareholder, the Purchase Value shall be paid to the shareholder whose Common Stock has been redeemed or purchased in cash within thirty (30) days after notice to the affected shareholder.

(a) If, under the terms of this Agreement, the Common Stock of the shareholders is purchased or retired, such shareholder, or the legal representative of such shareholder, shall execute and deliver all necessary documents that may be reasonably required for accomplishing a complete transfer of such Common Stock for the purpose of the purchase transaction.

(b) Every transferee of Common Stock that is transferred in accordance with the provisions of this Agreement shall be deemed a shareholder and be bound by all of the provisions of this Agreement.  Any purported or attempted transfer of Common Stock that does not comply with the provisions of this Agreement shall be null and void and the purported transferee shall not be deemed to be a shareholder of the Subsidiary and shall not be entitled to receive any dividends or other distributions on or with respect to such Common Stock.

The parties will not, without the unanimous consent of all the shareholders, do any of the following: (i) issue additional Preferred Stock of any class or any securities convertible into Preferred Stock of any class;(ii) merge or participate in a Preferred Stock exchange with any other corporation; or (iii) sell, lease, mortgage, or otherwise transfer all or substantially all of the assets of the Subsidiary for any consideration other than cash.

In the event the shareholders agree to issue additional Preferred Stock or securities convertible into Preferred Stock, then each of the shareholders shall have the right to purchase any such securities so offered at a future date in proportion to his current respective interest in the Subsidiary at the time of such offer.

No Preferred Stock shall be voluntarily sold, pledged, hypothecated, or otherwise transferred or permitted to be transferred without GMEC’s consent. If the Preferred Stockholders have been given GMEC’s consent to sell, pledge, hypothecate or transfer their Preferred Stock, each such offer shall be in writing and shall specify the amount of Preferred Stock being offered, the name and address of each person to whom such Preferred Stock is proposed to be transferred, and the price per share and other terms upon which each such transfer is intended to be made, provided that any such transferee of those Preferred Stock shall thereafter be bound by all of the provisions of this Agreement.

Whenever under this Agreement the Subsidiaries or the shareholders exercise any option or right to redeem or purchase Preferred Stock of any shareholder, the Purchase Value shall be paid to the shareholder whose Preferred Stock has been redeemed or purchased in cash within thirty (30) days after notice to the affected shareholder.

(a) If, under the terms of this Agreement, the Preferred Stock of the shareholders is purchased or retired, such shareholder, or the legal representative of such shareholder, shall execute and deliver all necessary documents that may be reasonably required for accomplishing a complete transfer of such Preferred Stock for the purpose of the purchase transaction.

(b) Every transferee of Preferred Stock that is transferred in accordance with the provisions of this Agreement shall be deemed a shareholder and be bound by all of the provisions of this Agreement.  Any purported or attempted transfer of Preferred Stocks that does not comply with the provisions of this Agreement shall be null and void and the purported transferee shall not be deemed to be a shareholder of the Subsidiaries and shall not be entitled to receive any dividends or other distributions on or with respect to such Preferred Stocks.

Consolidate Financial Statements, page F-1

3.

Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

We have provided updated financials as of September 30, 2014 to fully comply with Rule 8-08 of Regulation S-X.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/KWONG KWAN YIN ROY

Kwong Kwan Yin Roy

President